Filed pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Filing Person: Corporate Property Associates 18 – Global Incorporated
Subject Company: Corporate Property Associates 18 – Global Incorporated
Commission File Number: 000-54970

On March 7, 2022, CPA®:18 – Global hosted a conference call relating to its previously announced proposed merger with its advisor, W. P. Carey Inc., a publicly traded company on the New York Stock Exchange (NYSE:WPC). The script used in the webinar of this conference call is attached hereto. Stockholders seeking additional information should read the Form 8-K and Investor Presentation filed with the Securities and Exchange Commission on February 28, 2022 which can be found at www.cpa18global.com or www.sec.gov.

Cautionary Statement Concerning Forward-Looking Statements

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, among other things, statements regarding intent, belief or expectations of CPA®:18 – Global and generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “assume,” “outlook,” “seek,” “forecast,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding: the benefits of the proposed merger, annualized dividends, funds from operations coverage, integration plans and expected synergies, the expected benefits of the proposed merger, anticipated future financial and operating performance and results, including estimates of growth, and the expected timing of completion of the proposed merger.

These statements are based on current expectations. It is important to note that actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Other unknown or unpredictable risks or uncertainties, like the risks related to the effects of pandemics and global outbreaks of contagious diseases (such as the current COVID-19 pandemic) or the fear of such outbreaks, could also have material adverse effects on our business, financial condition, liquidity, results of operations, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties, and other factors that may materially affect our future results, performance, achievements, or transactions. Information on some of these factors are contained in CPA®:18 – Global’s and W. P. Carey’s filings with the SEC and are available at the SEC’s website at http://www.sec.gov, including, but not limited to, Part I, Item 1A. Risk Factors in each company’s Annual Report on Form 10-K for the year ended December 31, 2021. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Moreover, because we operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this communication, unless noted otherwise. Except as required under the federal securities laws and the rules and regulations of the SEC, CPA®:18 – Global does not undertake to revise or update any forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. W. P. Carey intends to file with the SEC a registration statement on Form S-4 that will include a Proxy Statement of CPA®:18 – Global / Prospectus and other relevant documents to be mailed by CPA®:18 – Global to its security holders in connection with the proposed transactions.

WE URGE INVESTORS TO READ THE PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CPA®:18 – GLOBAL AND W. P. CAREY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CPA®:18 – GLOBAL, W. P. CAREY AND THE PROPOSED TRANSACTIONS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Investors will be able to obtain these materials (when they become available) and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials (when they become available) will also be available free of charge by accessing CPA®:18 – Global’s website (http://www.cpa18global.com) or by accessing W. P. Carey’s website (http://www.wpcarey.com). Investors may also read and copy any reports, statements and other information filed by CPA®:18 – Global or W. P. Carey with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation

Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on March 31, 2021 in connection with its 2021 annual meeting of stockholders, and information regarding CPA®:18 – Global’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC by CPA®:18 – Global on February 25, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

WEBINAR SCRIPT

Pamela Siler (Senior Vice President, W. P. Carey Inc.): Good Afternoon, I’m Pam Siler and I would like to welcome everyone to the CPA:18 – Global update call, where we will review the proposed merger between CPA:18 – Global and W. P. Carey Inc.

We are hosting this call for financial advisors with clients invested in CPA:18 – Global. The following presentation may include forward-looking statements. Forward-looking statements are based on certain assumptions; and describe future plans, strategies, and our expectations of CPA:18 – Global, including with respect to the pending transaction. Do not unduly rely on forward-looking statements. They give our expectations about the future as of the date they are made and are not guarantees.

Following today’s presentation, there will be an opportunity for you to ask questions. Questions should be submitted online.

The slides used in today’s presentation can be downloaded in the resources section of your webinar screen and are also available on cpa18global.com.

I am joined on today’s call by Toni Sanzone, CFO, and Brooks Gordon, Head of Asset Management.

I would now like to turn the call over to Toni.

TRANSACTION OVERVIEW

ToniAnn Sanzone (Chief Financial Officer, W. P. Carey Inc.): Good afternoon and welcome everyone. I’m excited to be here to discuss the proposed merger of CPA:18 – Global and W. P. Carey Inc. that we recently announced.

I’d like to start with a quick overview of the key terms of the deal.

In the proposed transaction, CPA:18 will merge with W. P. Carey and for each Class A or Class C share of CPA:18 held, investors will receive a fixed exchange ratio of 0.0978 shares of W. P. Carey common stock and $3.00 per share in cash. W. P. Carey, which has been the advisor to CPA:18 since inception, is a publicly traded REIT that trades on the New York Stock Exchange under the ticker WPC.

Using WPC’s trailing 3-day volume weighted average price (or VWAP) as of February 25th, the last trading day before the deal was approved, the implied value of the stock and cash merger consideration is $10.45 per Class A and C share of CPA:18, which is a 15% premium to CPA:18’s most recently published estimated net asset value of $9.07.

I will note that throughout the negotiation process, W. P. Carey and CPA:18’s Special Committee, comprised of its independent directors, were represented by separate financial and legal advisors. The transaction was approved by CPA:18’s Board of Directors upon the unanimous recommendation of CPA:18’s Special Committee. Additional information regarding the process will be disclosed in the Proxy Statement filed with the SEC, which we currently anticipate will be filed in early April.

Based on the exchange ratio and W. P. Carey’s current dividend rate, CPA:18 stockholders who continue their investment as WPC stockholders are expected to receive a 41 cent per share annualized cash dividend as compared to CPA:18’s current annualized cash dividend of 25 cents per share, which represents a 64% increase.

From a tax perspective, investors will be subject to tax on the merger consideration, up to the amount of the cash component of the consideration.

The proposed transaction has a 30 day go-shop provision, during which CPA:18’s Special Committee, with the assistance of its independent advisors, intends to actively solicit alternative transaction proposals.

This transaction requires the approval of CPA:18 stockholders. The timing of the mailing of proxy materials will depend on earlier steps in the process, including the results of the go-shop period and SEC review, but we will keep you all informed, so that you in turn can let your clients know when to look for those materials.

Our current expectation is that the transaction will close in the third quarter, provided the various customary closing conditions are met, including the approval by CPA:18 stockholders.

STRATEGIC RATIONALE AND TRANSACTION BENEFITS

I’ll now turn to what we view are a number of compelling benefits of the proposed transaction for CPA:18 investors.

First and foremost, this transaction provides investors with liquidity. CPA:18 was always intended to have a finite life and this transaction will provide investors with a full exit. In addition to the cash merger consideration, which is approximately 30% of the total, approximately 70% of the merger consideration will be paid in stock of a NYSE-listed company, with no lockup or required minimum holding period.

For income-oriented investors, holding WPC shares received in the merger provides the opportunity for continued income through a stable and attractive dividend.

Since going public in 1998, W. P. Carey has increased its dividend every year and intends to maintain its current dividend policy post-closing, with a focus on continuing its consistent increases.

And last, by combining two highly complementary portfolios, W. P. Carey – the surviving company – would be even larger and more diversified. We also expect the transaction to be accretive to W. P. Carey’s Real Estate AFFO and to have the potential for further growth through debt re-financings and portfolio repositioning.

PRIOR PROGRAMS

I know many financial advisors joining us today have had clients invested in prior CPA programs and therefore are familiar with the merger transactions that were completed for CPA:15 in 2012, CPA:16 in 2014, and CPA:17 in 2018. While past success is not a guarantee of future results, W. P. Carey has successfully executed similar merger transactions for investors in our prior CPA programs and has created long-term value for those investors, significantly outperforming the MSCI REIT Index and S&P since going public in 1998.

And with that I’ll hand the call over to Brooks to review the combined portfolio.

THE COMBINED PORTFOLIO

[PAUSE]

COMBINED COMPANY METRICS

Brooks Gordon (Head of Asset Management, W. P. Carey Inc.): Thanks, Toni. Taking a look at the combined portfolio, CPA:18 investors will become owners of a much larger, highly diversified company with strong metrics and a similar investment thesis. I’ll note that the combined company metrics exclude CPA:18 net lease student housing properties under purchase option and three CPA:18 additional net lease assets scheduled for disposition. The combined portfolio will have over 1,300 net lease properties, over 375 tenants and over $1.3 billion of annual rent. Since W. P. Carey, as advisor, underwrote these investments and has managed them since inception, we don’t anticipate any material integration risks.

The combined company weighted average lease term will increase from 7.5 years for CPA:18 to 10.6 years, with top 10 tenant concentration by annual rent decreasing from nearly 60% for CPA:18 to just under 20%. The combined company’s tenant credit profile will be similar to CPA:18, but with the benefit of greater diversification. As demonstrated during the COVID-19 pandemic, both the W. P. Carey and CPA:18 portfolios are designed to be resilient, with tenants that are generally large, well-capitalized companies and properties that are mission critical to their operations. On a combined basis, that portfolio quality will remain a core feature of W. P. Carey’s investment thesis.

RMZ

WPC is currently one of the largest REITs in the MSCI US REIT index and the proposed merger will create an even larger combined company. CPA:18 stockholders will become owners of the second largest net lease REIT by equity market capitalization and ranked in the Top 25 in the Morgan Stanley US REIT index. This scale provides industry leading diversification that is a key differentiator for W. P. Carey.

PRO FORMA – PROPERTY TYPE/GEOGRAPHIC DIVERSIFICATION

Looking at diversification, the combined portfolio is highly diversified by property type and geography, as you can see in the pie charts. As compared to the current CPA:18 portfolio, exposure to office would decrease for the combined company while exposure to warehouse and industrial properties would increase, in line with W. P. Carey’s investment focus.

W. P. Carey has been investing internationally for over 20 years, primarily in Northern and Western Europe, and the combined portfolio is expected to have approximately 2/3 of its holdings in the US with the remainder primarily in Europe.

PRO FORMA – TOP 10 TENANT/RENT INCREASE

As previously mentioned, the top 10 tenant concentration for the combined portfolio is expected to be under 20%, which is one of the lowest in WPC’s net lease peer group.

Among net lease REITs, the combined company will have what we view as the best-positioned net lease portfolio for inflation. Over 99% of leases have contractual rent increases. Nearly 60% are linked to inflation, providing the company with higher internally-driven growth during inflationary periods, and roughly 40% contain fixed bumps, providing durable organic growth during lower inflation periods.

And with that, I’ll turn the call back over to Toni.

INVESTOR RETURNS

[PAUSE]

CPA:18 – GLOBAL PERFORMANCE

ToniAnn Sanzone: As a reminder, the initial offering price was $10.00 for Class A shares and $9.35 for Class C shares. Through December 31, 2021, $4.82 and $4.24 of cash distributions have been declared for Class A and Class C, respectively, including the special distribution declared in December 2021. Using a total merger consideration of $10.45, a Class A investor will have received 153% of their original investment, and a Class C investor will have received 157%. As a reminder, the merger consideration is a fixed ratio, and the actual value of the merger consideration may be higher or lower than $10.45 per share depending on changes in W. P. Carey’s stock price.

CPA:18 – GLOBAL INVESTOR EXPERIENCE

For a $10,000 investment at inception, based on $10.45 total merger consideration, a Class A investor will have received $17,919 with DRIP and $15,266 without DRIP and a Class C investor will have received $18,128 with DRIP and $15,706 without DRIP.

COMPELLING TRANSACTION

Now before we open it up to Q&A I’d just like to recap the benefits of the merger for CPA:18 investors.

The proposed merger provides investors with liquidity, exchanging their non-traded shares for a combination of liquid stock and cash.

Through the receipt of stock in a large, diversified, publicly-traded REIT, which has no lockup, investors are provided an opportunity to continue to receive a stable income stream, through W. P. Carey’s dividend, and have the opportunity to participate in the potential upside of the combined company.

And we believe the combination of W. P. Carey and CPA:18 provides the opportunity for further growth, creating long-term stockholder value.

And with that I will turn the call back to Pam.

Q&A

Pamela Siler: Thank you, Toni.

We will now open the call up to a question-and-answer session. As a reminder, questions may be submitted through your webinar screen.